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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATIONSHEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63860C100

(Cusip Number)

RGGPLS Holding, Inc.
13650 N.W. 8th St., Suite 109
Sunrise, Florida 33325
Tel (954) 903-5000

with a copy to:
Ira Coleman, Esq.
McDermott Will & Emery LLP
201 South Biscayne Boulevard
Miami, FL 33131
Tel. (305) 358-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: RGGPLS Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only): IRS No. 68-0530571

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: RGGPLS Holdings, Inc. Stock Bonus Plan and Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,006,893 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,006,893 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.67%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.

1.	Name of Reporting Person: RGGPLS Holding, Inc., as trustee of the RGGPLS Holdings, Inc. Stock Bonus Plan and Trust		I.R.S. Identification Nos. of above persons (entities only): IRS No. 68-0530571

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,006,893 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,006,893 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.67%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Glenn M. Parker, M.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Lewis P. Stone		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Robert Gregg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: Glenn M. Parker 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Lewis P. Stone 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Robert Gregg 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Robert Gregg Revocable Trust dated December 18, 2000		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Robin S. Parker, as trustee of the Glenn M. Parker 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Robert Gregg, as trustee of the Glenn M. Parker 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Stephanie T. Stone, as trustee of the Lewis P. Stone 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Robin S. Parker, as trustee of the Lewis P. Stone 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Pamela Fay Gregg, as trustee of the Robert Gregg 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Kathryn G. Pincus, as trustee of the Robert Gregg 2004 Multigenerational Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.

1.	Name of Reporting Person: Robert Gregg, as trustee of the Robert Gregg Revocable Trust dated December 18, 2000		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 18,205,936 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,900,674 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,205,936 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.56%

14.	Type of Reporting Person (See Instructions): OO

     THIS SCHEDULE 13D is filed by RGGPLS Holding, Inc. (the “Reporting Person or “RGGPLS”). This filing shall serve to amend the Schedule 13D filed by the Reporting Person on September 10, 2004.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following information at the conclusion of the Section:

     The Incentive Plan

     On December 30, 2004, certain principal stockholders of the Corporation transferred an aggregate of 2,006,893 shares of the Corporation’s common stock to fund a stock bonus plan and trust (the “Incentive Plan”) for the benefit of select key employees and consultants of the Corporation. 1,241,561 of the shares were contributed by RGGPLS and 765,332 of the shares were contributed by GRH Holdings, L.L.C. (“GRH”). All of the shares held by the Incentive Plan have been granted to the employees and consultants and will be distributed over a four-year period. Until distributed, RGGPLS will vote the shares as trustee of the Incentive Plan. A copy of the Incentive Plan is filed as an exhibit to this amendment to Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) and (b) RGGPLS is the owner, with shared dispositive and voting power, of 12,900,674 shares of Common Stock, which represents approximately 49.29% of the shares of Common Stock outstanding as of December 31, 2004. As a result of the rights granted to RGGPLS under the Incentive Plan and the stockholders agreement described in Item 4 above, RGGPLS may also be deemed the beneficial owner, with shared voting power, of an additional 2,006,893 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan and 3,298,369 shares of Common Stock issued to GRH Holdings, L.L.C. (“GRH”), respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.56% of the shares of Common Stock outstanding as of December 31, 2004.

     As a result of the transfer of the shares of Common Stock to the Incentive Plan as described in Item 4 above, the Incentive Plan may be deemed the beneficial owner of, and has voting power over, 2,006,893 shares of Common Stock, which represents approximately 7.67% of the shares of Common Stock outstanding as of December 31, 2004.

     As a result of his ownership of RGGPLS common stock, Dr. Parker may be deemed the beneficial owner, with shared dispositive and voting power, of 12,900,674 shares of Common Stock, which represents approximately 49.29% of the shares of Common Stock outstanding as of December 31, 2004. As a result of his ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan and stockholders agreement described in Item 4 above, Dr. Parker may also be deemed the beneficial owner, with shared voting power, of an additional 2,006,893 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan and 3,298,369 shares of Common Stock issued to GRH, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.56% of the shares of Common Stock outstanding as of December 31, 2004.

     As a result of his ownership of RGGPLS common stock, Mr. Stone may be deemed the beneficial owner, with shared dispositive and voting power, of 12,900,674 shares of Common Stock, which represents approximately 49.29% of the shares of Common Stock outstanding as of December 31, 2004. As a result of his ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan and stockholders agreement described in Item 4 above, Mr. Stone may also be deemed the beneficial owner, with shared voting power, of an additional 2,006,893 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan and 3,298,369 shares of Common Stock issued to GRH, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.56% of the shares of Common Stock outstanding as of December 31, 2004.

     As a result of his ownership of RGGPLS common stock, Mr. Gregg may be deemed the beneficial owner, with shared dispositive and voting power, of 12,900,674 shares of Common Stock, which represents approximately 49.29% of the shares of Common Stock outstanding as of December 31, 2004. As a result of his ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan and stockholders agreement described in Item 4 above, Mr. Gregg may also be deemed the beneficial owner, with shared voting power, of an additional 2,006,893 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan and 3,298,369 shares of Common Stock issued to GRH, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.56% of the shares of Common Stock outstanding as of December 31, 2004.

     As a result of its ownership of RGGPLS common stock, each of the Parker Trust and the trustees of the Parker Trust may be deemed the beneficial owner, with shared dispositive and voting power, of 12,900,674 shares of Common Stock, which represents approximately 49.29% of the shares of Common Stock outstanding as of December 31, 2004. As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan and stockholders agreement described in Item 4 above, each of the Parker Trust and the trustees of the Parker Trust may also be deemed the beneficial owner, with shared voting power, of an additional 2,006,893 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan and 3,298,369 shares of Common Stock issued to GRH, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.56% of the shares of Common Stock outstanding as of December 31, 2004.

     As a result of its ownership of RGGPLS common stock, each of the Stone Trust and the trustees of the Stone Trust may be deemed the beneficial owner, with shared dispositive and voting power, of 12,900,674 shares of Common Stock, which represents approximately 49.29% of the shares of Common Stock outstanding as of December 31, 2004. As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan and stockholders agreement described in Item 4 above, each of the Stone Trust and the trustees of the Stone Trust may also be deemed the beneficial owner, with shared voting power, of an additional 2,006,893 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan and 3,298,369 shares of Common Stock issued to GRH, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.56% of the shares of Common Stock outstanding as of December 31, 2004.

     As a result of its ownership of RGGPLS common stock, each of the Gregg Trust and the trustees of the Gregg Trust may be deemed the beneficial owner, with shared dispositive and voting power, of 12,900,674 shares of Common Stock, which represents approximately 49.29% of the shares of Common Stock outstanding as of December 31, 2004. As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan and stockholders agreement described in Item 4 above, each of the Gregg Trust and the trustees of the Gregg Trust may also be deemed the beneficial owner, with shared voting power, of an additional 2,006,893 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan and 3,298,369 shares of Common Stock issued to GRH, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.56% of the shares of Common Stock outstanding as of December 31, 2004.

     As a result of its ownership of RGGPLS common stock, each of the Gregg Revocable Trust and the trustee of the Gregg Revocable Trust may be deemed the beneficial owners, with shared dispositive and voting power, of 12,900,674 shares of Common Stock, which represents approximately 49.29% of the shares of Common Stock outstanding as of December 31, 2004. As a result of its ownership of RGGPLS common stock and the rights granted to RGGPLS under the Incentive Plan and stockholders agreement described in Item 4 above, each of the Gregg Revocable Trust and the trustee of the Gregg Revocable Trust may also be deemed the beneficial owner, with shared voting power, of an additional 2,006,893 shares of Common Stock held by RGGPLS as trustee of the Incentive Plan and 3,298,369 shares of Common Stock issued to GRH, respectively, for a total beneficial ownership of 18,205,936 shares of Common Stock, which represents approximately 69.56% of the shares of Common Stock outstanding as of December 31, 2004.

     The calculation of the foregoing percentages is based on the fact that there are 26,174,800 shares of Common Stock issued and outstanding as of December 31, 2004.

     Other than as set forth above, no shares of Common Stock are owned by any of the Reporting Persons.

     (c) On December 30, 2004, the Incentive Plan was established as described in Item 4 above, which description is incorporated herein by reference.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated by adding the following information at the conclusion of the Section:

     On December 30, 2004, the Incentive Plan was established as described in Item 4 above, which description is incorporated herein by reference.

     Except as set forth herein, none of the Reporting Persons has any entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 1	RGGPLS Holding, Inc. Stock Bonus Plan and Trust

Exhibit 10.1	Joint Filing Agreement

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2005

RGGPLS HOLDING, INC.
By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	President

/s/ Glenn M. Parker
Glenn M. Parker, M.D.

/s/ Lewis P. Stone
Lewis P. Stone

/s/ Robert Gregg
Robert Gregg

GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST
By:	/s/ Robin S. Parker
Robin S. Parker, as trustee

LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST
By:	/s/ Stephanie T. Stone
Stephanie T. Stone, as trustee

ROBERT GREGG 2004 MULTIGENERATIONAL TRUST
By:	/s/ Pamela Fay Gregg
Pamela Fay Gregg, as trustee

ROBERT GREGG REVOCABLE TRUST DATED DECEMBER 18, 2000
By:	/s/ Robert Gregg
Robert Gregg, as trustee

/s/ Robin S. Parker
Robin S. Parker, as trustee for the
GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

/s/ Robert Gregg
Robert Gregg, as trustee for the
GLENN M. PARKER 2004 MULTIGENERATIONAL TRUST

/s/ Stephanie T. Stone
Stephanie T. Stone, as trustee for the
LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

/s/ Robin S. Parker
Robin S. Parker, as trustee for the
LEWIS P. STONE 2004 MULTIGENERATIONAL TRUST

/s/ Pamela Fay Gregg
Pamela Fay Gregg, as trustee for the
ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

/s/ Kathryn G. Pincus
Kathryn G. Pincus, as trustee for the
ROBERT GREGG 2004 MULTIGENERATIONAL TRUST

ROBERT GREGG REVOCABLE TRUST DATED DECEMBER 18, 2000
By:	/s/ Robert Gregg
Robert Gregg, as trustee

RGGPLS HOLDING, INC., as trustee for the RGGPLS Holding, Inc. Stock Bonus Plan and Trust
By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	President

RGGPLS HOLDING, INC. STOCK BONUS PLAN AND TRUST
By:	RGGPLS Holding, Inc., as Trustee

By:	/s/ Glenn M. Parker
	Name:	Glenn M. Parker, M.D.
	Title:	President